SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)¹

Ditech Networks, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
25500T108
(CUSIP Number)
Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, FL 33401 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 26, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

________________

¹ The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25500T108	13D/A5	Page 2 of 6

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
615,550
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
615,550
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
615,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%
14	TYPE OF REPORTING PERSON*
IN-OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A5

This constitutes Amendment No. 5 to the statement on Schedule 13D (this “Amendment No. 5”), filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or “Reporting Person”), dated June 22, 2009 (the “Statement”), relating to the common stock (the “Shares”) of Ditech Networks, Inc. (the “Company”). This Amendment No. 5 is being filed to report that since the filing of the Amendment No. 4 to the Statement, dated May 12, 2010, a material change occurred in the percentage of the Shares beneficially owned by Mr. Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-1 (“Trust A-1”) and Trust C (“Trust C” and, collectively with Trust A-4, the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares purchased by Trust A-4 was approximately $479,375.00. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares purchased by Trust C was approximately $103,261.00.

Mr. Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of (i) Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.

Milfam I: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was approximately $32,880.00.

Milfam II: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $93,420.00.

Milfam LLC is the manager of AMIL of Ohio, LLC (“AMIL”), an Ohio limited liability company established pursuant to the Operating Agreement of AMIL of Ohio, LLC, effective as of May 14, 2010. All of the Shares Mr. Miller is deemed to beneficially own as Manager of Milfam LLC, which is the manager of AMIL, were purchased with money generated and held by AMIL. The aggregate purchase price for the Shares purchased by AMIL was approximately $7,077.00.

Mr. Miller is the settlor of an individual retirement trust account (the “IRA”). All of the Shares held by the IRA were purchased with personal funds generated and contributed to the IRA by Mr. Miller. The purchase price for the Shares held by the IRA was approximately $635.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (N8) (“MILGRAT (N8)”), dated as of September 27, 2011, Mr. Miller was named as the trustee to MILGRAT (N8). All of the Shares Mr. Miller is deemed to beneficially own as trustee of MILGRAT (N8) were contributed to MILGRAT (N8) by its grantor, Catherine C. Miller.

All of the Shares held by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was approximately $4,939.00.

The aggregate purchase prices set forth in this Item 3 include any brokerage commissions.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended by adding at the end thereof the following:

The purpose of this Amendment is to report that since the filing of Amendment No. 4 to the Statement, dated May 12, 2010 (“Amendment No. 4”), a material change occurred in the percentage of Shares beneficially owned by Mr. Miller. As a result of the foregoing, Mr. Miller owns less than 5% of Shares of the Company. This Amendment No. 5 is the Reporting Person’s final amendment to the Statement and is an exit filing.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 615,550 Shares, which is equal to approximately 2.3% of the total number of outstanding Shares, based on 26,894,963 Shares outstanding as reported in the Company’s Form 10-Q filed on September 13, 2012. As of the date hereof, 339,146 of the Shares beneficially owned by Mr. Miller are owned of record by Trust A-4, 50,066 of the Shares beneficially owned by Mr. Miller are owned of record by Trust C, 127,870 of the Shares beneficially owned by Mr. Miller are owned of record by MILGRAT (N8), 15,708 of the Shares beneficially owned by Mr. Miller are owned of record by Milfam I, 71,080 of the Shares beneficially owned by Mr. Miller are owned of record by Milfam II, 5,789 of the Shares beneficially owned by Mr. Miller are owned of record by AMIL, 490 of the Shares beneficially owned by Mr. Miller are owned of record by the IRA and 5,401 of the Shares are owned by Mr. Miller directly.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-4, Trust C, Milfam I, Milfam II, AMIL, MILGRAT (N8), the IRA and Mr. Miller directly.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	TRUST A-4
Date of Transaction	Number of Shares Sold	Price Per Share
September 24, 2012	100,000	$1.415
September 25, 2012	114,800	$1.42
September 26, 2012	65,625	$1.42
September 27, 2012	134,945	$1.42
September 28, 2012	478,261	$1.41
September 28, 2012	621,739	$1.4101

	TRUST C
Date of Transaction	Number of Shares Sold	Price Per Share
September 28, 2012	217,391	$1.41
September 28, 2012	282,609	$1.4101

	MILGRAT N8
Date of Transaction	Number of Shares Sold	Price Per Share
September 28, 2012	130,435	$1.41
September 28, 2012	169,565	$1.4101

	MILFAM II
Date of Transaction	Number of Shares Sold	Price Per Share
September 28, 2012	173,913	$1.41
September 28, 2012	226,087	$1.4101

(d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2012

By: /s/ Lloyd I. Miller, III
 Lloyd I. Miller, III